Exhibit 23.5
CONSENT OF UHY LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 of Allis-Chalmers Energy Inc. of our reports dated March 15, 2007, with respect to the consolidated financial statements and schedule of Allis Chalmers Energy Inc and subsidiaries as of December 31, 2006 and for each of the three years in the period then ended. Allis Chalmers Energy Inc’s management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Allis-Chalmers Energy Inc., which appear in the Annual report on Form 10-K for the year ended December 31, 2006. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.
/s/ UHY LLP
Houston, Texas
October 11, 2007